

Offering Statement

January 6, 2020



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Edison Golf Company

This Offering Statement (this "**Disclosure**") is furnished solely to prospective investors through the investment platform available at www.nextseed.com and each subdomain thereof (the "**Site**") and operated by NextSeed Services LLC, a Delaware limited liability company, on behalf of NextSeed Securities, LLC, a Delaware limited liability company and registered broker-dealer (together with its affiliates, "**NextSeed**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by Edison Golf Company, a Delaware corporation (**"Edison Golf"** or the "**Issuer**"). The Securities, in the form of NextSeed Simple Agreements for Future Equity ("**NextSeed SAFE**"), in increments of $100, among the Issuer and the purchasers of the Securities. The Issuer is raising funds in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**"). The Issuer is seeking to raise under Regulation Crowdfunding a minimum of $150,000 to a maximum of $300,000, through the offer and sale of Securities on the Site (the "**Offering**").

This Regulation Crowdfunding investment involves risk, including without limitation those set forth under the caption "Risk Factors" in Section VI. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Site, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the NextSeed SAFE. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, including without limitation those set forth under the caption "**Risk Factors**" in Section VI, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Site. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS

APPENDIX A Financial Statements with Review Report

I. SUMMARY OF OFFERINGS

Summary of Terms

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the NextSeed SAFE.

The Securities being offered for sale by Edison Golf Company on the Site are governed by the NextSeed SAFE. Each NextSeed SAFE is an agreement between an investor and Edison Golf Company, under which the investor agrees to invest in the Issuer pursuant to the specified terms therein.

Issuer

Reg CF Amount	Regulation Crowdfunding ("Reg CF") minimum of $150,000 and maximum of $300,000
Offering Period	Until 11:59 PM of April 23, 2020 or earlier as described below.
Minimum Investment	$100
Securities	Series 2020 NextSeed SAFEs
Valuation Cap	$2,100,000 pre-money valuation
Discount	20%
Conversion	In the event of a future equity financing, each NextSeed SAFE is convertible, at the discretion of the Issuer, into capital securities of the Issuer, in accordance with the NextSeed SAFE.
Liquidity Event or Dissolution	In the event of a future liquidity event or dissolution of the Issuer, each NextSeed SAFE holder will receive a cash payment or capital securities of the Issuer, in accordance with the NextSeed SAFE.
Distributions	If the Issuer pays a dividend or distribution on outstanding shares of equity securities (that is not payable in equity securities) while the NextSeed SAFEs are outstanding, the Issuer will pay the dividend or distribution amount to NextSeed SAFE holders pro rata on an as-converted basis, in accordance with the NextSeed SAFE.
Consent Rights	Consent of a majority (over 50%) of the NextSeed SAFE holders is required for any amendment, waiver or modification of any provision of the NextSeed SAFEs.
Ownership Interests	NextSeed SAFE holders have the right to receive equity securities in the future during certain subsequent equity financing or liquidity events, and are not current equity interests in the company.

Closing and Escrow Process	Investors that have signed the NextSeed SAFE will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the Site during the investment process).
	Once the minimum Offering Amount has been raised, and the Offering Period has ended, the committed investment amounts will be released from escrow upon Edison Golf Company's satisfaction of the conditions set forth in the NextSeed SAFE, and the Offering will be deemed to have successfully closed (the "**Closing**") and the NextSeed SAFE will be posted to the respective investors' page on the Site.
Cancellation of Investment Commitment	Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period identified in this Disclosure. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period or Initial Closing and the minimum Aggregate Offering Amount has been met, the funds will be released to Edison Golf upon Initial Closing or Closing and the investor will receive Securities in exchange for his or her investment.
	NextSeed will notify investors if the minimum Offering Amount has been met. Unless Edison Golf raises at least the minimum Offering Amount through this Offering, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.
Early Termination of the Offering Period	If Edison Golf raises at least the minimum Offering Amount prior to the end of the Offering Period, the end date of the Offering Period may be accelerated, provided, that, the Offering Period must be at least 21 days. Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.
Material Changes to the Offering	If Edison Golf Company determines that there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned.
Assignment	Securities issued under Regulation CF may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor"; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other

	similar circumstance.[1] In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities.
Escrow Agent / Paying Agent	GoldStar Trust Company, a trust only branch of Happy State Bank. All payments are made to Investors' accounts with GoldStar Trust Company.
NextSeed Fee	There are no fees to open an investment account on the Site or to make an investment in Securities.
	A portion of the fee paid to NextSeed by Edison Golf in connection with the Offering will be in the form of Securities, having the same terms and rights as the Securities sold in the Offering.
	From any distributions made by Edison Golf to the Investors, NextSeed will deduct a service fee in an amount equal to 2.0% of such distribution to cover transaction and administrative costs.
Tax Considerations	Edison Golf Company will be taxed as a corporation for U.S. federal income tax purposes. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors will be handled electronically at no additional cost on an annual basis.
	See Section VII for more details.
Modification of Terms	Investors may not modify the terms of the investment set forth in the NextSeed SAFE.
Governing Law	The NextSeed SAFE will be governed by the laws of the State of Texas.
Irrevocable Proxy Agreement	At the time of investment, each investor will be required to enter into an Irrevocable Proxy Agreement whereby each investor will give NextSeed the right vote, elect, consent or otherwise direct the investor's interests with respect to the NextSeed SAFE and the subsequent shares of capital securities issued from a conversion event. See the Irrevocable Proxy Agreement in Exhibit A of the NextSeed SAFE for more details.

Edison Golf certifies that all of the following statements are true for the Issuer:

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[1] The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualified from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

II.   DESCRIPTION OF BUSINESS AND CAPITALIZATION

Overview

Terry Koehler is the principal founder of Edison Golf Company. He is the designer and owner of a design for golf wedges which Edison Golf Company will take to market in Spring 2020; the Company has secured worldwide exclusive rights to the Koehler wedge design via a License and Royalty Agreement with Koehler. He is also the joint inventor of a wedge golf club head and has filed a United States Patent application for the Golf Club Head and Method of Fabrication (non-provisional application number: 16/548,820 filed on 8/22/2019; provisional patent application number: 62/720,963 filed on 8/22/2018). Edison Golf Company has been assigned full rights to the patent application by the joint inventors, Terry Koehler and Scott Volk. *See bio of Terry Koehler below.*

Business Capitalization

In 2018, Edison Golf Company was capitalized with $31,300. Because Edison Golf Company was formed recently, the Issuer's operations are limited and there are no historical results of operation to report. The Issuer anticipates that the total cost to achieve the next stage of growth will be approximately $100,000-150,000. Edison Golf Company is seeking to crowdfund an amount between the minimum of $150,000 and maximum of $300,000 through the Offering. If Edison Golf Company is able to complete a successful Offering, the members of the Issuer have committed to provide or arrange for sufficient financing for the Issuer to cover the remaining balance of the cost to achieve company objectives. Please also see Section V – "Financial Statements" and Appendix A for more information.

Existing Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	How this security may limit, dilute or qualify the Securities issued pursuant to this Offering
Common shares	3,879,290	3,879,290	All voting rights	N/A

Below is the list of officers, directors and/or beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage interest owned by each such beneficial owner.

Name	Percentage Owned by Such Person
Terry Koehler	74.21%
Trace MacDougall	18.05%

The principal shareholders identified herein are holders of common equity interests in the Issuer, distinct from the Securities offered to investors through the Offering. While holders of equity interests may have certain voting rights under the operating agreement of the Issuer, the Securities are not equity securities and their terms are governed solely by the NextSeed SAFE. Please see Section VII – "Certain Legal Matters and Tax Considerations" – for more information. For the avoidance of doubt, the Member may not limit, dilute or qualify the Securities issued pursuant to this Offering.

Other Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
n/a				

Other than as described herein, the Issuer has not conducted any other exempt offerings conducted within the past three years.

Material terms of Any Indebtedness:

Creditor(s)	Amount Outstanding	Interest Rate	Payment schedule	Maturity Date	Other Material Terms
Terry Koehler	$47,363.20	8%	Bi-weekly installments, starting January. 1, 2019	December 31, 2020	Payments not less than 7% of total gross sales for the period since last payment

III. KEY PERSONS

The directors, managers, officers and/or equity owners of 20% or more (calculated on the basis of voting power) of Edison Golf are listed below.

Name	Bio
Terry Koehler *Chairman, Feb. 2018 - Present*	Terry has forty years' experience in marketing and product development in the golf equipment industry, with an acute focus on the wedge category. Terry's first golf venture was Reid Lockhart®, a specialized equipment company which operated from 1995-2002. In 2003, Terry launched EIDOLON Golf with a line of wedges featuring a slightly higher CG (center of mass/gravity) and his patented sole design, then called the "V-SOLE®". This venture evolved into SCOR Golf, which introduced revolutionary progressive weighting in wedges, and pioneered successful direct-to-consumer marketing processes. The success of SCOR Golf allowed Terry to assemble a team to lead the resurrection of the Ben Hogan brand until he retired from that venture in 2016. From 2004 to 2010, Terry wrote a bi-weekly blog as "The Wedge Guy" which generated 2 million page views; he is a recognized wedge authority and personality who has been featured in many articles, blogs and media shows. Since January of 2018, Terry has been focused on creating the foundation for the introduction of Edison Forged wedges to the marketplace. Terry's past few years of experience includes: - CEO of Ben Hogan Golf Equipment Company, *April 2014 – August 2015* - Began refining wedge designs in 2017 - Founded Edison Golf Company, *January 2018 – Present*
Trace MacDougall *Chief Operating Officer, 2019 - Present*	Trace MacDougall has 35 years of progressively responsible management and consulting experience. As a degreed Engineer and former golf professional, he has been deeply engaged in a broad spectrum of operations management. His management expertise spans the full range of operational functions – HR, IT & CRM systems, P&L, R&D, manufacturing, quality, sourcing & purchasing, distribution, customer service, administration, and compliance. Some of the brands Trace has represented include Martin Marietta, GE, Toyota, Motorola, STX Putters, Perdue Farms, Ben Hogan Golf Equipment Company, and McCormick. Trace's past few years of experience includes: - Consulting in various capacities to multiple companies – McCormick, Perdue, Standard Register, *2016 – 2019* - Founder/COO of Edison Golf Company, *2019 – Present*

IV.   USE OF PROCEEDS

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Total Proceeds	$150,000	$300,000
Less: Offering Expenses[2]	Up to $10,500	Up to $21,000
Net Proceeds	At least $139,500	At least $279,000
Use of Proceeds	Establish supply chain, provide for baseline initial marketing efforts, and operating reserve.	Accelerate inventory pipeline, supply chain and marketing outreach to ramp up sales faster, and operating reserve.

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[2] NextSeed charges 7% percentage of the total Offering Amount as compensation for its services provided in connection with the Offering; provided that NextSeed will only charge 5% of the amount raised from investors that were introduced to the NextSeed website by the Issuer.

V.   FINANCIAL STATEMENTS

Current Financial Statements (Reviewed)

Because the Issuer was formed recently, the Issuer's current financial statements only reflect initial revenues and the startup costs incurred thus far. Please see Appendix A for the financial statements as well as the review report by an independent third-party Certified Public Accountant.

Pro Forma Financial Statement

To illustrate the earnings potential of Edison Golf Company the Issuer is providing a summary of its 5-year financial forecast. The forecast has been developed by the Issuer using reasonable best efforts based on operating statistics of comparable companies, as well as on the extensive experience of the officers having operated similar businesses.

	Footnotes	2020	2021	2022	2023	2024
Gross Revenue		$ 967,570	$ 2,862,845	$ 3,578,556	$ 4,473,195	$ 5,591,494
All. For Promotions/Incentives	1	$ 32,001	$ 109,015	$ 125,367	$ 144,172	$ 165,798
Net Revenue		$ 935,569	$ 2,753,830	$ 3,453,189	$ 4,329,023	$ 5,425,696
Cost of Goods		$ 342,106	$ 1,077,745	$ 1,343,951	$ 1,658,667	$ 2,057,860
Gross Profit		$ 593,463	$ 1,676,085	$ 2,109,238	$ 2,670,356	$ 3,367,836
Direct Sales Costs						
Credit Card Fees		$ 25,789	$ 74,839	$ 92,801	$ 115,073	$ 142,691
Commissions		$ 48,379	$ 143,142	$ 164,614	$ 189,306	$ 217,701
Royalties	2	$ 67,730	$ 107,203	$ 112,563	$ 118,191	$ 124,100
Total Direct Sales Costs		$ 141,898	$ 325,184	$ 369,977	$ 422,570	$ 484,492
Marketing						
Traffic Generation	3	$ 75,306	$ 158,488	$ 198,111	$ 247,638	$ 284,784
Dealer Sales Support	4	$ 6,000	$ 16,328	$ 24,492	$ 36,738	$ 55,106
Website		$ 45,000	$ 46,000	$ 40,000	$ 50,000	$ 50,000
Public Relations		$ 30,000	$ 30,000	$ 36,000	$ 36,000	$ 42,000
General Advertising/Mktg	5	$ -	$ 115,000	$ 172,500	$ 258,750	$ 351,437
Total Marketing		$ 156,306	$ 365,816	$ 471,102	$ 629,126	$ 783,327
General & Administrative						
Compensation/Benefits	6	$ 172,649	$ 421,286	$ 556,040	$ 650,567	$ 761,163
General Administrative		$ 67,258	$ 151,650	$ 174,398	$ 225,958	$ 352,118
Total General & Administrative		$ 239,907	$ 572,936	$ 730,438	$ 876,525	$ 1,113,281
Total Expenses		$ 538,110	$ 1,263,936	$ 1,571,517	$ 1,928,220	$ 2,381,101
EBITDA		$ 55,353	$ 412,148	$ 537,721	$ 742,136	$ 986,735

Notes

1	The Allowance for Promotions/Incentives supports added-value marketing items for customers
2	Royalties are paid to Terry Koehler per the License & Royalty Agreement
3	These are marketing allocations directly targeted to accountable website traffic generation
4	Allowance for Point of Sale support for retail accounts
5	Not directly focused on website traffic, but general brand awareness
6	Includes variable management fees and contract compensation, plus benefits

VI. RISK FACTORS

An investment in the NextSeed SAFE is speculative and illiquid and involves a high degree of risk. In making an investment decision, investors must rely on their own examination of Edison Golf and the terms of the Offering, including the merits and risks involved. Prospective purchasers in the offering must carefully consider the following Risk Factors that relate to the NextSeed SAFE being sold in this offering before purchasing any NextSeed SAFE. The risks set forth below are not the only ones facing Edison Golf. Additional risks and uncertainties may exist that could also adversely affect our business, operations and prospects. If any of the following risks actually materialize, our business, financial condition, prospects and/or operations could suffer. In such event, the value of the NextSeed SAFE could decline, and you could lose all or a substantial portion of the money that you pay for the NextSeed SAFE. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under exemptions from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

There is no active trading market for our securities and an active trading market is unlikely to develop.
NextSeed SAFEs are highly illiquid securities, have no public market and are generally not transferable, which limits the value of the Securities.

There is no assurance that we will be able to complete this round of financing.
We are authorized to accept purchases as they are made, subject to receiving the Minimum Investment Amount, and as a result can offer no assurance that we will be able to complete this round of financing in full. If we are unable to complete the financing in full, we will need to raise additional funds in the future through additional debt or equity financing, and there is no assurance that financing will be available or on terms favorable to investors as the Issuer's ability to raise such financing will depend on prevailing market conditions and the results of our business operations.

We will have broad discretion in the use of the net proceeds from this offering and may not use the proceeds effectively.
Although the Issuer plans to use the proceeds of this offering primarily to invest in production and marketing activities, it will not be restricted to such use and will have broad discretion in determining how the proceeds of this offering will be used. The Issuer's discretion is not limited by the uses set forth in any materials provided to investors. While the Issuer believes the flexibility in application of the net proceeds is prudent, the broad discretion it affords entails increased risks to the investors in this offering.

Investors in this offering have no current basis to evaluate the possible merits or risks of any application of the net proceeds of this offering. Our investors may not agree with the manner in which we choose to allocate and spend the net proceeds.

You should obtain independent tax and legal advice concerning this offering.
Each purchaser of the Securities is urged to consult his, her or its own tax and legal advisors with respect to the particular tax and legal consequences of this offering. Neither the Issuer nor any member or any member's counsel has offered any tax or legal advice with respect to the investment.

The Issuer is an early stage company and it may fail.
The Issuer is an early-stage, start-up venture. Companies of this age have historically experienced a relatively high rate of failure due to such factors as shortage of funds, shortage of competent personnel, competition from larger companies, and general economic conditions. There can be no assurance that the Issuer will be successful or otherwise able to raise sufficient capital to continue operations or further develop the concepts outlined in the Business Plan.

An investment in the Issuer contains a high degree of risk. You may lose all of your investment.
As a potential investor, you should be aware that an investment in the Issuer contains a very high degree of risk, and it is likely that no return will be achieved on sums invested and that you will lose your entire investment. Potential investors are encouraged to consult with appropriate legal and accounting advisors prior to considering an investment in the Issuer.

The Issuer will face established competition in executing its business plan.
As the targeted market space is entered, the Issuer expects to face established competition. Many of these competitors may have substantially greater resources, more established brands, and more experience than the Issuer. There is no assurance that the Issuer can effectively compete with such enterprises, or that the Issuer can effectively obtain the approval and spending dollars of the consumers comprising its target market. While the Issuer will make best efforts to protect its intellectual property and ideas, there is no assurance that such efforts will be successful. These competitive conditions may adversely affect the Issuer's revenues, profitability, or ability to expand or continue in operation.

The Issuer will be highly dependent upon its management team, and its ability to attract and retain qualified management personnel.
The ability of the Issuer to establish and carry on its business successfully in the future is dependent upon the continued availability of people with the appropriate skills. The future development of the Issuer will depend on the ability to attract and retain management and other qualified personnel. There is no assurance that the Issuer can retain or attract the necessary personnel.

The Issuer will be highly dependent upon outside sources of working capital, and may lack the liquidity needed to execute its business plan.
The Issuer is dependent upon the successful completion of an equity capital financing or the securing of other funding in order to continue development and operations. The Issuer is only nominally capitalized and does not at this time maintain reserves of cash for continued operation. The Issuer must successfully complete the NextSeed SAFE financing, and may need to raise additional equity in the future, in order to operate and expand the business. There is, however, no assurance that the Issuer can accomplish this.

The Issuer's products may not be adopted by the targeted customer base.
The Issuer may face resistance and low adoption rates in its targeted customer bases, due to price levels, perceived lack of need or other factors. If the Issuer's product offering fails to achieve the adoption rates that it has forecasted, this would adversely affect the Issuer's revenues, profitability, or ability to expand or continue in operation.

The Issuer's success is dependent on its intellectual property.
Our intellectual property is material to conducting business. Our success depends in part on furthering brand recognition using patents, trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including our name, logos and unique reputation of Edison Golf Company. We have taken efforts to protect our brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on our

intellectual property, the value of the products may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that we will not encounter any material claims in the future. If this happens, it could harm our image, brands or competitive position and cause us to incur significant penalties and costs.

The Issuer will be highly dependent upon its ability to develop and effectively market new innovations in its product lines.
Management of the Issuer intends to continue its efforts to develop new and innovative, "next generation" products, and to achieve market penetration for those products. If the Issuer fails in this endeavor, this would adversely affect the Issuer's growth prospects and its ability to expand or continue in operation.

VII. CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

Legal Proceedings

Edison Golf Company is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Eligibility Under Rule 503 of Regulation Crowdfunding

With respect to Edison Golf Company, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Affiliated Party Transactions

Except as disclosed below, the Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in transaction	Amount of Interest
Terry Koehler	Chairman	Issuer gave a promissory note for a loan of $47,363.20	Loan receives 8% interest until December 2020, when it is due in full.

Certain Tax Considerations

The Issuer is taxed as a corporation. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors will be handled electronically at no additional cost on an annual basis.

Other Matters

NextSeed Assessment

Every offering on the Site undergoes a standardized assessment process by NextSeed that is applied on all businesses listing on NextSeed. The assessment is intended to first determine if a prospective issuer fits the business categories offered on NextSeed, based on the objective criteria established by NextSeed. If a good fit is found, NextSeed helps the Issuer determine the terms to offer to their prospective investors. When assessing the feasibility of a prospective offering, NextSeed typically considers the following key factors:

- **Historical Financial Performance** – comparison of key financial ratios to industry standards to evaluate the prospective issuer's strengths and weaknesses

- **Projected Impact of Proposed Terms** – analysis of proposed terms' potential impact on the prospective issuer's overall financial condition

- **Credit History Information** – credit history of the prospective issuer, as well as personal credit histories of key personnel

- **Leadership Experience and Stability** – the level of industry expertise and length of tenure of the prospective issuer's leadership

- **Industry Risk** – overall success/failure rate in the relevant industry in which the prospective issuer operates, according to historical data

The final terms and valuation of the Securities offered to prospective investors reflect NextSeed's and the Issuer's good-faith assessment, and are not a guarantee or guidance of performance of any kind. Investing in securities inherently involves risks, and investors should consider their own investment objectives before investing.

Payment Processing Operations

Collection and payment of distributions to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate distributions on all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Site in order for the Issuer or the Site to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

Additional Issuer Information

Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Site. All communication with the Issuer regarding the Offering is required to take place on the Site. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this Disclosure, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer. Each prospective investor should thoroughly review the NextSeed SAFE, which specifies the terms of investment in the Securities.

Bonus Rewards

The Issuer may offer bonus rewards as a way to show appreciation for its investors. Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the NextSeed SAFE and are not enforceable under the NextSeed SAFE.

Ongoing Reporting

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the Issuer's website at: www.edisonwedges.com

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A
Financial Statements with Review Report

